Equal Energy Announces Sale of
Northern Oklahoma Assets and Decision to Retain
Central Oklahoma Hunton Assets

Calgary, Alberta – (CNW – September 24, 2012) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU) (NYSE: EQU) is pleased to announce that, through one of its wholly owned subsidiaries, it has closed an agreement with Atlas Resource Partners, L.P. (“Atlas”) (NYSE: ARP) whereby Equal has sold its interest in its Northern Oklahoma assets located in Grant, Garfield and Alfalfa counties for total cash consideration of US$40 million, effective July 1st 2012.  The assets sold include production of 1,400 barrels of oil equivalent per day (“boe/day”) (July 2012 average; 73% natural gas, 25% NGL, 2% oil), related infrastructure and interests in approximately 8,550 acres of Mississippian lands.

Don Klapko, President and Chief Executive Officer said, “The sale of the Northern Oklahoma asset is a key part of Equal’s strategic direction which will:

•	High grade our Oklahoma business by focusing on the Central Oklahoma area where the liquids content is higher than in the Northern asset,

•	Retain the majority of our Oklahoma assets providing significant upside for our shareholders associated with any recovery of natural gas and NGL prices to more historical levels,

•	Best fit the risk-reward profile of a company our size in an area where we’ve had greater than 90 percent drilling success and have a multi-year inventory of drilling prospects, and

•	Further improve the Company’s balance sheet.

I believe the decision to sell Northern Oklahoma and retain Central Oklahoma sets up significant potential benefit for our shareholders.  Equal’s remaining Central Oklahoma assets are very focused with identified drilling inventory backed by a proven track record of drilling success as well as upside from improving commodity prices.”

The Northern Oklahoma sale is at an attractive valuation as the Company received the equivalent amount of $2,500 per acre for its remaining Mississippian acreage plus approximately 6 times annualized operating cash flows from the Northern Oklahoma assets based on the first six months of 2012.

Equal will use the proceeds of the sale to reduce amounts outstanding on its credit facility to approximately $70 million and total debt to approximately $115 million.  The Company’s banking syndicate is reviewing the limit on the $200 million credit facility in light of this disposition.  Equal expects the proceeds of $40 million will materially exceed the borrowing base associated with the Northern Oklahoma assets.  The Central Oklahoma assets currently produce 7,800 boe/day of natural gas, rich with NGL’s which comprise 48% of total volume.  Adjusting for the sale, Equal’s July corporate production was 9,350 boe/d consisting of 45% natural gas, 42% NGL’s and 13% oil compared to 50%, 39% and 11% before the sale.

The Strategic Review is ongoing and management and the Special Committee of the board of directors continue to make progress as we turn our focus to Equal’s Canadian strategy and potential transactions that we believe will further benefit our shareholders.

For further information:
Dell Chapman Chief Financial Officer (403) 538-3580 or (877) 263-0262	Don Klapko President & CEO (403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and the likely retention of the Central Oklahoma assets.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Conversion: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  All dollar values are in Canadian dollars unless otherwise stated.